Manhattan Brewing Company

Profit and Loss
January - March, 2022

	TOTAL
Income	
Beer Sales	109,360.13
Discounts/Refunds Given	-9,884.10
Donations Received	1,510.00
Event Sales	3,420.00
Glassware Sales	929.00
Liquor/Wine Sales	26,659.00
Merchandise Sales	5,844.78
Snacks Sales	2,718.50
Soda Sales	682.50
Square Income	0.00
Standard Beverage Sales	8,532.00
Tips Income	25,743.68
Total Income	**$175,515.49**
Cost of Goods Sold	
Cost of Goods Sold	50,430.81
Total Cost of Goods Sold	**$50,430.81**
GROSS PROFIT	**$125,084.68**
Expenses	
Advertising & Marketing	3,816.67
Bank Charges & Fees	232.50
Charitable Donations	5,393.91
Insurance	9,220.02
Interest Paid	8,534.05
Legal & Professional Services	1,929.50
Meals & Entertainment	2,124.01
Membership	2,249.00
Office Supplies & Software	2,338.02
Payroll Expenses	
Taxes	8,250.56
Wages	80,696.17
Total Payroll Expenses	**88,946.73**
Rent & Lease	14,326.84
Repairs & Maintenance	4,310.47
Square Fees	5,058.80
Supplies	4,369.48
Taxes & Licenses	5,470.10
Travel	880.07
Utilities	7,164.03
Total Expenses	**$166,364.20**
NET OPERATING INCOME	**$ -41,279.52**
NET INCOME	**$ -41,279.52**

Manhattan Brewing Company

Balance Sheet

As of March 31, 2022

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
ADP P/R Clearing	0.00
Business Checking	55,012.47
Cash on Hand	750.00
Total Bank Accounts	**$55,762.47**
Accounts Receivable	
Accounts Receivable (A/R)	885.00
Total Accounts Receivable	**$885.00**
Other Current Assets	
Undeposited Funds-1	1,709.73
Total Other Current Assets	**$1,709.73**
Total Current Assets	**$58,357.20**
Fixed Assets	
Accumulated Depreciation	-224,889.98
Computer	984.49
Furniture & Fixtures	28,468.98
Leasehold Improvements	790,153.92
Machinery & Equipment	345,560.05
Total Fixed Assets	**$940,277.46**
Other Assets	
Accumulated Amortization	-2,702.44
Architectural Leasehold Improvement Fees	0.00
Construction Costs	0.00
SBA Loan Fees	27,024.38
Security Deposits	14,092.00
Total Other Assets	**$38,413.94**
TOTAL ASSETS	**$1,037,048.60**

LIABILITIES AND EQUITY

  Liabilities

   Current Liabilities

    Accounts Payable

	TOTAL
Accounts Payable	-1,959.92
Total Accounts Payable	**$ -1,959.92**
Credit Cards	
Credit Card	466.86
Total Credit Cards	**$466.86**
Other Current Liabilities	
Investor Loan Payable	0.00
Liquor Drink Tax Payable	4,250.13
Liquor Enforcement Tax Payable	548.84
Payroll Liabilities	
Federal Taxes (941/944)	0.00
Federal Unemployment (940)	0.00
KS Income Tax	0.00
KS Unemployment Tax	0.00
Total Payroll Liabilities	**0.00**
Sales Tax Payable	1,119.32
Square Gift Card	18,150.46
Square Tips	251.80
Total Other Current Liabilities	**$24,320.55**
Total Current Liabilities	**$22,827.49**
Long-Term Liabilities	
Loan from Shareholder - Garrett	20,051.35
Loan Payable - Bank of the Flint Hills	830,415.61
Total Long-Term Liabilities	**$850,466.96**
Total Liabilities	**$873,294.45**
Equity	
Investor's Investments	
Investor - Alexandria Troxtell	150.00
Investor - Corey McGlynn	600.00
Investor - Curtis Krebsbach	104,500.00
Investor - Dan and Faye Aves	1,200.00
Investor - Dan and Mary Dutcher	13,500.00
Investor - Debra and Brad Assman	4,500.00
Investor - Debra and Greg Jorgensen	4,500.00
Investor - Dwayne Vaughn	4,500.00
Investor - Dylan Parsley	1,500.00
Investor - Gary Stanton	6,000.00
Investor - Ian Hrasky	1,950.00
Investor - Jacob Penrod	150.00
Investor - Jaunita and Ken Gregoire	41,100.00
Investor - Joey Crowley	15,000.00
Investor - John and Bobbie Voegeli	4,500.00
Investor - John and Susie Dutcher	12,000.00

	TOTAL
Investor - Jonathan Voegeli	9,900.00
Investor - Josh Lynch	150.00
Investor - Josh Paulman	8,550.00
Investor - Matt Campbell	3,000.00
Investor - Mike Scanga	4,500.00
Investor - Mitch Watson	4,500.00
Investor - Paula Avila	450.00
Investor - Phil Slape	25,000.00
Investor - Phil Voegeli	4,500.00
Investor - Roric and Deb Paulman	169,505.00
Investor - Sam Voegeli	4,500.00
Investor - Summer Dierks	2,970.00
Investor - Tom Kelly	4,500.00
Investor - Travis and Emily DeLorean	1,050.00
Investor - Trent McGee	150.00
Investor - Trevor White	3,900.00
Investor - Tyler McConnell	150.00
Investor - Zach Paulman	20,000.00
Investors - Jake Wassenberg	4,500.00
Total Investor's Investments	**487,425.00**
Partner Investments	
Partner Contributions - Garrett	600.00
Partner Contributions - Jake	600.00
Total Partner Investments	**1,200.00**
Retained Earnings	-283,591.33
Net Income	-41,279.52
Total Equity	**$163,754.15**
TOTAL LIABILITIES AND EQUITY	**$1,037,048.60**

Manhattan Brewing Company

Statement of Cash Flows

January - March, 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-41,279.52
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	6,470.00
Accounts Payable	-4,314.15
Liquor Drink Tax Payable	631.83
Liquor Enforcement Tax Payable	-156.94
Sales Tax Payable	-408.18
Square Gift Card	1,688.20
Square Tips	57.55
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**3,968.31**
Net cash provided by operating activities	**$ -37,311.21**
FINANCING ACTIVITIES	
Loan Payable - Bank of the Flint Hills	-36,772.13
Investor's Investments:Investor - Summer Dierks	1,470.00
Net cash provided by financing activities	**$ -35,302.13**
NET CASH INCREASE FOR PERIOD	**$ -72,613.34**
Cash at beginning of period	130,085.54
CASH AT END OF PERIOD	**$57,472.20**